21002983

Section Washington, D.C. 20549 ...SSION

MAR 01 2021

Washington DC

406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E.L.K. Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
549 West Randolph Street, Ste 601
(No. and Street)

Chicago	**IL**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall S. Winters **(847) 919-3544**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Randall S. Winters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E.L.K. Capital Advisors, LLC**, as of **December 31**, **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 02.18.21

GERALD S CHARNOTA
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 23, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

E.L.K. CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
For the Year Ended December 31, 2020
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.L.K. Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.L.K. Capital Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

February 13, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	73,316
Office furniture and equipment, net of accumulated depreciation of $59,257		0
Deposits and other		4,413
Prepaid expenses		2,877
Due from member		257
Due from related party		929
Securities owned-warrants		303,296
	$	385,088

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	29,786
Due to related party		17,518
Total Liabilities		47,304
Member's equity		337,784
Total liabilities and member's equity	$	385,088

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
December 31, 2020

REVENUES:	
Placement fees	$ 538,125
Advisory fees	12,431
Gain from redemption of warrants	707,295
Appreciation of securities owned	303,296
Forgiveness of PPP loan	24,636
Total revenue	1,585,767
EXPENSES:	
Compensation and benefits	194,826
Technology and communications	5,007
Occupancy	16,492
Other operating expenses	35,299
Total expenses	251,624
INCOME BEFORE TAX	1,334,143
State income taxes	21,375
NET INCOME	$ 1,312,768

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,312,768
Items that do not impact cash:	
Unrealized gain on securities owned	(303,296)
Forgiveness of PPP loan	(24,636)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	167,934
Decrease in deposits and other	1,345
Decrease in due from related party	4,362
Decrease in due from member	2,631
Increase in prepaid expenses	(2,877)
Increase in accounts payable and accrued expenses	10,098
Increase in due to related party	15,178
Net cash provided by operating activities	1,183,507
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(1,165,000)
Proceeds from PPP loan	24,822
Net cash used by financing activities	(1,140,178)
NET INCREASE IN CASH	43,329
CASH	
Beginning of year	29,987
End of year	$73,316
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
State income taxes paid	$16,195

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2020

Balance, December 31, 2019	$190,015
Net income	1,312,768
Distributions to member	(1,165,000)
Balance, December 31, 2020	$337,783

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole member, ELK Investments, Inc., to provide placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority. As a limited liability company, the member's liability is limited to their investment.

Income Taxes: The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Therefore, the income or losses of the Company flow through to and are taxable to its member and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company is subject to the Illinois 1.5% replacement tax on income. This tax is reflected as state income taxes in the accompanying statement of operations.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash: The Company maintains its cash in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

Securities owned: Securities owned consist of an investment in warrants of a privately held company. The resulting difference between cost and fair value is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review and Subsequent Events: Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Success fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. These fees are recognized upon the consummation of a transaction.

The Company recognizes retainer revenue from contracts with customers when a draft offering memorandum is delivered and when a prospective investor list is delivered, as these are the performance obligations identified in accordance with this standard. No retainers were received by the Company in 2020.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $26,012 which was $21,012 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.82:1.

NOTE 3- FAIR VALUE MEASUREMENTS

The Company's investment in non-tradable private equity warrants is carried at fair value based on the valuation implied by the most recent transaction between the Company and the entity in which it holds equity warrants.

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	Fair Value Measurements December 31,2020	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Warrants	$303,296	-	$303,296	-

On October 14, 2020, the Company redeemed 1,010,399 of its 1,443,427 equity warrant units in exchange for a net amount of $0.70 per unit. The Company does not believe that the fair value of each equity warrant unit has changed since the date of this redemption. The remaining 433,028 equity warrant units are therefore valued at $303,296 based upon the net amount received for each previously redeemed equity warrant unit.

NOTE 4 -CONCENTRATIONS

Approximately 98% of all placement fees and advisory revenues earned during 2020 were from two customers.

NOTE 5 -EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions and safe harbor matching contributions by the Company as annually determined by its member. Employer contributions for 2020 amounted to $32,500.

NOTE 6 – RELATED PARTY TRANSACTIONS

During January 2020, the Company entered into a month-to-month lease agreement with its President for use of office space. For the year ended December 31, 2020, the Company expensed $16,492 pursuant to this agreement. This amount is included in due to related party within the accompanying statement of financial condition.

At times, the Company pays operating expenses for the benefit of its member and President, and the member and President pay operating expenses for the benefit of the Company. The receivables from member and related party within the accompanying statement of financial condition arise from such payments. Approximately $1,026 of the due to related party within the accompanying statement of financial condition arises from such payments.

Financial position and results of operations may have differed from the amounts in the accompanying financial statements had these transactions not been with related parties.

NOTE 7 – PPP LOAN

In April 2020, the Company received a loan of approximately $24,800 pursuant to its application under the Small Business Administration's Paycheck Protection Program ("PPP") established by the enabling legislation under the Coronavirus Aid, Relief, and Economic Security Act. Approximately $24,636 of this loan was forgiven on November 10, 2020 and has therefore been included in total revenue within the accompanying statement of operations.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2020

Net Capital	
Total stockholder's equity qualified for net capital	$ 337,784
Deduction for non-allowable assets:	
Securities owned-warrants	(303,296)
Deposits and other assets	(4,413)
Prepaid expenses	(2,877)
Due from related party	(929)
Due from member	(257)
Net capital before haircuts	26,012
Less haircuts	-
Net capital	26,012
Minimum net capital required	5,000
Excess net capital	21,012
Aggregate Indebtedness:	
Liabilities	47,304
Minimum net capital based on aggregate indebtedness	3,154
Ratio of aggregate indebtedness to net capital	1.82 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2020

There is no significant difference between net capital as reported in the amended FOCUS Part IIA and net capital as reported above.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSIONRULE 15c3-3
DECEMBER 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.L.K. Capital Advisors, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.L.K. Capital Advisors, LLC did not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) E.L.K. Capital Advisors, LLC stated that E.L.K. Capital Advisors, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. E.L.K. Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.L.K. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 13, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC